UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in the form and purposes of article 157, Paragraph 4, of Law No. 6,404 from December 15th, 1976 (“Corporation Law”), and CVM Resolution No. 44 from August 23rd, 2021, informs its shareholders and the market in general, in continuity to the Material Fact disclosed on November 05th, that in an Extraordinary General Meeting held on this date ("EGM"), the proposal for the Company's capital reduction in the amount of R$ 2,000,000,000.00 (two billion reais), without the cancellation of shares, was approved, in accordance with article 173 of the Corporation Law, maintaining the number of shares and the percentage of shareholders' participation in the Company's share capital unchanged ("Reduction"). Consequently, the Company's share capital will be changed from R$ 62,071,415,865.09 to R$ 60,071,415,865.09.

The Reduction will proceed with the restitution to the shareholders, in local currency, of the amount of R$ 1.22651176012 per common share issued by the Company, considering a total of 1,652,588,360 ordinary shares in which its share capital is divided, excluding 21,947,656 shares held in treasury on October 31st, 2024. The value per share is calculated based on the shareholder position as of October 31st, 2024, and, due to the Company's Share Buyback Program, this value may change, considering the Company's shareholding base to be verified on February 27th, 2025.

Thus, the shareholding position to be considered for receiving the resources resulting from the Reduction will be the one contained in the Company’s records at the end of February 27th, 2025, and after said date, the shares issued by the Company will be considered ex-reimbursement rights.

The resources resulting from the Reduction will be paid in a single installment, by July 31st, 2025, on a date to be determined by the Company's Management, individually to each shareholder and in proportion to their respective participation in the Company's share capital, observing the settlement procedures established by B3 S.A. - Brasil, Bolsa, Balcão ("B3") and the bookkeeper institution of the Company's shares, as applicable.

The Reduction will become effective after 60 (sixty) days from the publication of the minutes of the EGM, as provided for in article 174 of the Corporation Law.

The Company will disclose, in due course, the documents and procedures to be delivered and observed by non-resident shareholders, for tax purposes, including with respect to any withholding income tax ("IRRF") on capital gains derived from the Reduction.

The Company will keep its shareholders and the market in general duly informed about the progress of the matter.

São Paulo, December 18th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Email: ir.br@telefonica.com

https:/ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 18, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director